Exhibit 99.4

2019-20 FIRST QUARTER FISCAL UPDATE

Fiscal Plan Summary (millions of dollars)	First 3 months
Statement of Operations	2018-19	2019-20	Change

Revenue

Income tax revenue	3,913	4,079	166

Other tax revenue	1,615	1,549	(66)

Non-renewable resource revenue	1,855	2,019	164

Other revenue	6,051	5,787	(263)
Total Revenue	13,433	13,434	1

Expense

Operating expense	12,426	12,696	270

Disaster assistance	50	50	-

Capital grants	917	151	(767)

Amortization / inventory consumption / disposal losses	875	928	53

General / Capital Plan debt servicing costs	442	535	93

Pension provisions	(77)	(91)	(14)
Total Expense	14,633	14,269	(364)

Surplus / (Deficit)	(1,201)	(835)	365
Capital Plan

Capital grants	917	151	(767)

Capital investment	811	719	(92)

Total Capital Plan	1,728	870	(859)

The deficit for April 1 to June 30 of 2019-20 was $835 million, $365 million lower than the deficit recorded in the first three months of 2018-19, due almost entirely to lower expense.

Revenue was $13.4 billion in the first quarter of 2019-20. This is virtually identical to revenue in the first quarter of 2018-19.

Personal and corporate income tax revenue was $166 million higher due to growth in household income and corporate profits. Other tax revenue was $66 million lower mainly from the elimination of the carbon tax on May 30, 2019, and to lower tobacco and fuel consumption.

Resource revenue in 2019-20 was $164 million higher. Bitumen royalties were higher as the light-heavy oil prices differential was about US$8 per barrel narrower this year, while crude oil, natural gas and by-product royalties were lower as the West Texas Intermediate oil price was about US$8 lower that the previous period.

Other revenue was down a net $263 million. This was due to a number of factors. These included deferred issuance of energy industry levies (awaiting budget), and lower net income from the Alberta Gaming, Liquor and Cannabis Commission, ATB Financial and the Alberta Petroleum Marketing Commission. Lower federal infrastructure transfers are reflected in the first quarter as well, as recognition of this revenue is deferred until the related capital grants are reported. These reductions are partly offset by higher investment income.

Expense was $14.3 billion in first quarter of 2019-20, $364 million lower than the first quarter of 2018-19, comprising higher operating expense, amortization, inventory consumption and debt servicing expense, more than offset by lower capital grants.

Operating expense was higher mainly because of physician compensation and drug costs. It also included agriculture indemnities escalation, caseload and cost-per-case increases in social programs, and education enrolment growth. General and Capital Plan debt servicing costs were $93 million higher from the addition of debt in 2018-19. The increase in debt over a decade is outlined in the appendix.

The Capital Plan was $870 million in April to June 2019-20. That is $859 million lower than the same period in 2018-19. This was primarily due to the election-period restrictions on new undertakings, deferred municipal grants and reduced cash flows for major health projects, partly offset by increased cash flows for Calgary ring roads.

Cost pressures associated with decisions made in the last six months of the 2018-19 fiscal year are significant. Examples of pressures include: indexation and increases to social assistance rates; costs associated with new driver training programs; grant increases to Legal Aid; growth in the cost of student loans; caseload pressures in Child Intervention, Child Care and Persons with Developmental Disabilities; compensation for surface rights claims; and the new municipal funding framework for local governments excluding Edmonton and Calgary.

APPENDIX: PROVINCIAL GOVERNMENT DEBT

On March 31, 2019, provincial government direct borrowing and public-private partnership liabilities (P3s) amounted to $80.8 billion. This included:

•  Taxpayer-supported fiscal plan and other general borrowing. This included:

○  Short-term debt and accumulated debt remaining from the 1980s and 1990s (almost all accumulated debt has been repaid);

○   Direct borrowing undertaken to fund operations, beginning with $8.6 billion in 2016-17 including pre- borrowing for risk and cash management purposes;

○  Borrowing required to establish a $5 billion reserve in 2017-18;

○   Debt issued in 2009-10 to restructure Teachers’ Pension Plan liabilities ($1.2 billion less repayments of $245 million in 2014-15, $350 million in 2019-20, leaving $595 million).

Source: Treasury Board and Finance. Projections for 2019-20 to 2023-24 represent the previous government’s Path to Balance (2018-19 Third Quarter Fiscal Update and Economic Statement).

•	Taxpayer-supported Capital Plan direct borrowing and liabilities under P3 contracts:
○	Direct borrowing to fund the Capital Plan began in 2009-10 with $1.5 billion borrowed. This has grown to $30.7 billion as of March 31, 2019;
○

The use of P3s began in 2004-05 for ring road construction. By March 31, 2009, P3 liabilities amounted to $880 million (including P3 liabilities for schools under contracts beginning that year). On March 31, 2019, P3 liabilities were $2.9 billion.

•	Self-supported direct debt by the two lending organizations, Alberta Capital Finance Authority and Agriculture Financial Services Corporation:
○

Debt is borrowed at preferential government borrowing rates and then lent to local authorities, primarily municipalities and airport authorities, and to agriculture producers. The debt is thus fully offset by loans receivable.

○	On March 31, 2019, this debt was $18.1 billion, $10.2 billion more than the $7.9 billion it was on March 31, 2009.

Direct Government Borrowing and P3 liabilities

(billions of dollars)	2008-09	2009-10	2015-16	2016-17	2017-18	2018-19	2023-24*

Taxpayer-supported General debt	1.0	2.1	1.0	10.8	19.2	29.0	44.9

Taxpayer-supported Capital Plan debt / P3s	0.9	2.9	19.0	23.8	29.4	33.6	54.9

Sub-total taxpayer-supported	1.9	5.0	20.0	34.6	48.6	62.7	99.8

Self-supported lending organization debt	7.9	9.3	17.4	17.7	17.8	18.1	19.7

Total debt / P3 liabilities	9.8	14.3	37.4	52.3	66.4	80.8	119.5

*

Under the previous government’s Path to Balance, total debt and P3 liabilities were projected at almost $120 billion by March 31, 2024. This included: $39 billion in Fiscal Plan direct borrowing, $5 billion cash reserve, and $0.6 billion in pre-1992 Teachers’ Pension Plan debt; $3 billion in P3 liabilities and $52 billion Capital Plan direct borrowing; $20 billion in ACFA and AFSC debt.